

GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

SUPPL

January 13, 2010

Globex Benefits from Claim Package Amalgamation

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that we have amalgamated 5 claims located in Tiblemont Township, Quebec with a block, held by another party, forming a claim block now consisting of 22 claims in exchange for a 1% Gross Metal Royalty (GMR) on all mineral production from the 22 claim block. The agreement allows Globex to acquire a royalty interest in the area of known gold mineralization held by the owner of the larger claim package. A historical, non NI 43-101 resource of 250,000 tonnes grading 3.08 g/t Au was reported as being open-pit mineable in the Quebec Department of Natural Resources, Special Paper 2, published in 1967. This resource figure does not conform to NI 43-101 standards and should not be relied upon. The gold is reported to be coarse and erratic within quartz veins cutting granodiorite and diorite rock units.

The land package, with the addition of the Globex claims, has excellent exploration potential and can now be effectively explored as one unit with no geological gaps. The property is located on Tiblemont Island, immediately west of Globex's Smith-Zulapa property, where the Smith shaft was sunk on a gold bearing quartz vein system.



This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

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Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com